3umph Studios
Street address of principal office: 1700 Northside Drive A7 1224,
30318

Company Telephone Number: 4708144738

Website: https://3umphstudios.com

Email: biz@jeralclyde.com

Chief Executive Officer: Jeral Clyde II

Telephone Number: 470-814-4738

Type of securities offered: Common Stock A

Price per security: $6.00

Sales commission, if any: 1%

Minimum number of securities offered: 833,333.000

Maximum number of securities offered: 833,333.00

Total proceeds: If minimum sold: $4,500,000.00

If maximum sold: $4,500,000.00

Disclosure: We are not presenting you with a business opportunity.
 We are not presenting you with a distributorship. We are not
making any claims as to income you may
earn. We are not presenting you with an opportunity to get rich.
Before embarking on any endeavor,
please use caution and seek the advice of your own personal
professional advisors, such as your
attorney and your accountant. Where income figures are mentioned
(if any), those income figures are
anecdotal information passed on to us concerning the results
achieved by the individual sharing the
information. We have performed no independent verification of
 the statements made by those
individuals. Please do not assume that you will make those same
income figures. Please do not
construe any statement in this website as a claim or
 representation of average earnings.
There are NO average earnings. Testimonials and statements of
individuals are not to be construed as claims or r
epresentations of average earnings. We cannot, do not,
and will not make any claims as to earnings, average, or otherwise.

Self-Certification of Financials

I, _____, being the _____
of _____,
a _____ Corporation, hereby certify as of
the date of this Form C [or Form C/A] that:

(i) the accompanying unaudited financial statements of
the Company, which comprise the balance sheet as of
December 31, 2019 and December 31, 2020 and the
related statements of income (deficit), stockholder's
equity and cash flows for the years
ended December 31, 2019 and December 31, 2020, and
the related noted to said financial statements
(collectively, the "Financial Statement"), are
true and complete in all material respects; and

(ii) while the Company has not yet filed tax returns
for the years ending December 31, 2019 and December 31, 2020,
any tax return information in the
Financial Statements reflects accurately the information
that would be reported in such tax returns.

/s/
(Signature)

(Name)

(Title)

Date
EXHIBIT A
Financial Statements

NOTE: the financial information herein certified by the principal
executive officer of the issuer has been provided instead of
 financial statements reviewed by a
public accountant that is independent of the issuer.
This is in accordance with Regulation Crowdfunding Rule 201(bb).

FORWARD LOOKING STATEMENTS

This document contains statements that are considered
forward-looking statements. Forward-looking statements
give our current expectations, plans, objectives,
assumptions or forecasts of future events. All statements
other than statements of current or
 historical fact contained in this annual report, including
statements regarding our future financial
position, business strategy, budgets, projected costs and
plans and objectives of management
for future operations, are forward-looking statements.
These statements are based on our current plans and are
subject to risks and uncertainties,
and as such our actual future activities and results of
operations may be materially different
from those set forth in the forward looking statements.
Any or all of the forward-looking statements
in this quarterly report may turn out to be inaccurate
and as such, you should not place undue
reliance on these forward-looking statements.
We have based these forward-looking statements largely
on our current expectations and projections about
future events and financial trends that we believe
 may affect our financial condition, results of
operations, business strategy and financial needs.
The forward-looking statements can be affected by
inaccurate assumptions or by known or unknown risks,
uncertainties and assumptions due to a number of factors, including:

· continued development of our technology;

· consumer acceptance of our current and future products and services;

· dependence on key personnel;

· competitive factors;

· the operation of our business; and

· general economic conditions.

Executive Summary

The Company
Mission Statement
Our mission is to put every company and entrepreneur in the world
into the digital space through media products and services
in order to connect media and media producers around the world.
In order to achieve our mission, we conduct our business with the
following 4 principles in mind: Performance, Innovation, Transparency
and Industry.

Corporate Mission
We view ourselves as partners with our clients and online
communities and we take personal responsibility in our actions
towards each other. We aim to
become a worldwide brand capitalizing on the sustained interest
in digital entertainment and educational
products. Our goal is to moderate growth, increase annual
profitability and maintain our originality.

We are inspired by our customers and are dedicated to helping
them turn their creative ideas into meaningful actions.
Our digital publishing business produces
revenue through marketing, sale, and licensing of music, games,
e-books, motion pictures, websites
and apps in digital format. Our digital service includes video
editing, video making, website editing,
website making, and introducing mobile game development and
mobile application development and
non-fungible assets, development and selling.

MILESTONES

After the receipt of the offering proceeds, in milestone
month one we will focus on bridging the gap between us and our
investors. We will achieve this by open
communication between Us, the SEC and IRS for our first
board meeting. This will be our
first annual shareholders' meeting. In this meeting
we will discuss the milestones that are outlined
in bullet point format. Our company will also begin
registering trademarks and license for the coming
years digital assets. We will begin acquiring software
and materials for general resources.

Milestone month two we will begin marketing, hiring
marketing staff,
leading more customers to our website 3umphstudios.com. In the
beginning of the month, we will
focus on the pre-production process of mobile game development
in VR/AR and introduce our game
building services.
Milestone month three we will roll out production for our
game building services as well as production for our next set of
digital assets.
Milestone month four we are continuing production for the
games and marketing decisions that were made in pre-production.
Milestone month five we will initiate post production phase
and attend road shows, tradeshows and festivals both digitally and
physically, respectively.
Milestone month six we track our progress and cut our
losers and implement a new strategy if management deem necessary.
Milestone month seven we begin laying the foundation
for our Florida location. This provides opportunities
for us to actually meet our customers face to face.
Milestone month eight, our focus will be developing partnerships and
relationships with the Southeastern Digital
Tech and Entertainment World.
We will achieve
this by hosting our first annual award show. This award show will
bring awareness to the company and
continue to establish us as leaders in the digital entertainment
industry.
Milestone month nine we are expected to achieve profitability from
the pre-production efforts
Milestone month ten our strategy will focus on investor relations.
Milestone month eleven we will focus on the pre-production for the
coming year.
Milestone month twelve our efforts will focus on educating the
community about 3umph Studios.
If management does not expect the Company to achieve profitability
during that time period, describe the business objectives for that
period and the steps management
intends to take to achieve those objectives.

The following are examples of typical milestones for
small business offerings:
acquiring a specific piece of equipment,
registering a trademark,
granting a license
acquiring a specific contract for goods or services
achieving a specific level of net sales,
reaching a specific number of new markets,
generating a specific level of manufacturing output,
reaching a specific level of inventory purchases, or

implementing the next stage of a business plan (e.g., hiring a marketing staff and creating a new marketing department or creating a new production line).

These forward-looking statements speak only as of the date on which they are made, and except to the extent required by federal securities laws, we undertake no
obligation to update any forward-looking statements to reflect events or circumstances after the date on
which the statement is made or to reflect the occurrence of unanticipated events. In addition,
we cannot assess the impact of each factor on our business or the extent to which any factor, or
combination of factors, may cause actual results to differ materially from those contained in any
forward-looking statements. All subsequent written and oral forward-looking statements attributable to us or
persons acting on our behalf are expressly qualified in their entirety by the cautionary statements
contained in this quarterly report.

3UMPH STUDIOS, INC.

Unaudited Financial Statements for the Period
Jun 13, 2022 (Inception)
Through June 13, 2023
3UMPH STUDIOS INC.
BALANCE SHEET
As of June 13, 2022 (Unaudited)

3UMPH STUDIOS, INC.
STATEMENT OF OPERATIONS
For Period June, 2022 (Inception)
Through June 6, 2023 (Unaudited)

3UMPH STUDIOS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
As of June 13, 2022 (Unaudited)

3UMPH STUDIOS, INC.
STATEMENT OF CASH FLOWS
As of June, 2022 (Unaudited) (in millions)

3UMPH STUDIOS, INC.
NOTES TO FINANCIAL STATEMENTS
As of June 13, 2022 (Unaudited)

The financial information herein certified by the principal executive
officer of the issuer has been provided instead of financial
statements reviewed by a public accountant that is independent
 of the issuer. This is in accordance with Regulation Crowdfunding
Rule 201(bb).
(OPTIONAL DISCLOSURES)
COVID 19
In January 2020, the World Health Organization declared the outbreak
of a novel
coronavirus (COVID-19) as a Public Health Emergency of International
Concern,
which continues to spread throughout the world and has adversely
impacted global commercial activity and contributed to significant
declines and volatility in financial markets. The coronavirus
outbreak and government responses are creating disruption in
global supply chains and adversely impacting many industries.
The outbreak could have a continued material adverse impact on
economic and market conditions and trigger a period of global
 economic slowdown. The rapid
development and fluidity of this situation precludes any
prediction as to the ultimate material
adverse impact of the coronavirus outbreak.
Nevertheless, the outbreak presents uncertainty and
risk with respect to the Company, its performance, and its financial
results.

NOTE 1 — NATURE OF OPERATIONS
3UMPH STUDIOS, INC. (which may be referred to as the
Company, we, us, or our) provides a _____
for _____.
The Company was incorporated in Georgia, have rights
to incorporate in Delaware after initial
public offering is achieved. on June 13, 2022.
The Company's headquarters are in _____, _____.
The Company began operations in 2013..
The Company has a limited operating history. These matters
raise substantial concern about the Company's ability to
continue as a going concern (see Note 7).
During the next twelve months, the Company intends to
fund its operations with funding
from a crowdfunding campaign (see Note 8) and funds
from revenue producing activities,
if and when such can be realized.
If the Company cannot secure additional

short-term capital, it may cease operations.
These financial statements and related notes
thereto do not include any adjustments that
might result from these uncertainties.
NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accounting and reporting policies of the
Company conform to accounting principles generally
accepted in the United States of America ("US GAAP").
The accompanying unaudited financial statements do
not include all the information and notes required
by GAAP for complete financial statements. In the opinion of management,
all adjustments considered
necessary for the fair presentation of the unaudited
financial statements for the years presented
have been included.
Use of Estimates
The preparation of financial statements in conformity with
accounting principles generally accepted in the United States
requires management to make certain
estimates and assumptions that affect the amounts reported
in the financial statements and footnotes
thereto. Actual results could materially differ from these
estimates. It is reasonably possible
that changes in estimates will occur in the near term.
Significant estimates inherent in the preparation of
the accompanying financial statements include valuation
of provision for refunds and chargebacks,
equity transactions and contingencies.
Risks and Uncertainties
The Company's business and operations are sensitive to
general business and economic conditions in the United States.
A host of factors beyond the Company's
control could cause fluctuations in these conditions.
Adverse conditions may include recession,
downturn or otherwise, local competition or changes in consumer taste.
These adverse conditions could affect the
Company's financial condition and the results of its
operations. More risk can be given to you based upon request.
Concentration of Credit Risk
The Company maintains its cash with a major financial
digital institution located in the United States of America,
which it believes to be creditworthy.
The Federal Deposit Insurance Corporation insures
balances up to $250,000. At times,
the Company may maintain balances in excess
of the federally insured limits.
Cash and Cash Equivalents
Our Company considers short-term, highly liquid investment

with original maturities of three months or less at the
time of purchase to be cash equivalents.
Cash consists of funds held in the Company's checking account.
As of June 13, 2022, the Company had
no cash records over 10,000,000.00 on hand.
Fixed Assets
Fixed assets are recorded at cost. Expenditures for
renewals and improvements that significantly add to
the productive capacity or extend the useful
life of an asset are capitalized. Expenditures for
maintenance and repairs are charged to expense.
When equipment is retired or sold, the cost and
related accumulated depreciation are eliminated
from the accounts and the resultant gain or loss is
reflected in income. In accordance with Financial
Accounting Standards Board (FASB) Accounting
Standards Codification (ASC), the Company has capitalized
external direct costs of material and services developed or
obtained for software development projects.
Amortization for each software project begins when the
computer software is ready for its intended use.
Depreciation is provided using the straight-line
method, based on useful lives of the assets which
is 2 years for equipment and software.
Our Company reviews the carrying value of fixed assets for
impairment whenever events and circumstances indicate
that the carrying value of an asset may
not be recoverable from the estimated future cash flows expected
to result from its use and eventual
disposition. In cases where undiscounted expected future cash
flows are less than the
carrying value, an impairment loss is recognized equal to an
amount by which the carrying value
exceeds the fair value of assets. The factors considered
by management in performing this assessment
include current operating results, trends and prospects,
the manner in which the property is used,
and the effects of obsolescence, demand, competition,
and other economic factors. Based on this
assessment there was no impairment for June 13, 2022.
Fair Value Measurements
Generally accepted accounting principles define fair value as
the price that would be received to sell an asset or be paid
to transfer a liability in an orderly
transaction between market participants at the measurement
date (exit price) and such
principles also establish a fair value hierarchy that
prioritizes the inputs used to measure fair value
using the following definitions (from highest to lowest priority):
x Level 1 — Unadjusted quoted

prices in active markets that are accessible at the measurement date for identical, unrestricted
assets or liabilities. x Level 2 – Observable inputs other than quoted prices included within
Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices
for similar assets and liabilities in active markets; quoted prices for identical or similar
assets and liabilities in markets that are not active; or other inputs that are observable
or can be corroborated by observable market data by correlation or other means. x Level 3 – Prices
or valuation techniques requiring inputs that are both significant to the fair value measurement
and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related
primarily to differences between the basis of receivables, property and equipment, intangible assets,
and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities
represent the future tax return consequences of those differences, which will either be taxable or
deductible when the assets and liabilities are recovered or settled. Deferred tax assets are
reduced by a valuation allowance when, in the opinion of management, it is more likely than not that
some portion or all of the deferred tax assets will not be realized. There is no income tax provision for the Company for the year
ending March 31, 2020 as there were no operations. In addition, there is a 100% valuation allowance
against the net operating losses generated by the Company at March 31, 2020. The Company is
taxed as a C Corporation.
Our Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns
to determine if an accrual is necessary for uncertain tax positions. The Company will recognize
future accrued interest and penalties related to unrecognized tax benefits in income tax expense as incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (ASC 606). Revenue is recognized when
performance obligations under the terms of the contracts with our customers are satisfied.
Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement

existed, delivery of products had occurred, the sales price was fixed or determinable and
collectability was reasonably assured. Our Company generates revenues by selling subscriptions to schools
for a specific number of students on a monthly, quarterly, or yearly basis, and selling the Companys
education expertise services. The Company's payments are generally collected upfront. For period
ending June 13, 2022 the Company recognized no substantial over 10,000,000.00 dollars revenue.
Accounts Receivable
Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount
billed to the customer. Payments of accounts receivable are allocated to the specific invoices
identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid
invoices. As of June 13, 2022, the company has a prorated amount of 5,000,000 dollars after
the closure of our public offering,.
The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other
factors as necessary. It is reasonably possible that the Company's estimate of the allowance for
doubtful accounts will change.
Advertising
The Company expenses advertising costs as they are incurred.
NOTE 3 — INCOME TAX PROVISION
 The Company has filed an income tax return in the United States, as the Company was incorporated in (STATE) on __August 25th___, 2013. 3umph Studios intends to file its
income tax return for the year ending June 13, 2022 by the due date set by the Internal Revenue Service.
The return will remain subject to examination under the
 statute of limitations for a period
of three years from the date it is filed.
NOTE 4 — STOCKHOLDERS EQUITY
Common Stock As of June 13, 2022, the Company had authorized 10,000,000.00
shares of common stock. As of June 13, 2022, the Company had 750,000 shares
of common stock issued
250,000 shares and outstanding.
NOTE 5 — SHARE-BASED COMPENSATION
After the settlement of the initial public offering our Company will enter into a share-based compensation plan.
NOTE 6 — COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – MISCELLANEOUS

Any information regarding our company will be given upon request to investors and future investors.

Crowdfunded Offering

The Company is offering (the Crowdfunded Offering)
up to $5,000,000 in Simple Agreements for Future Equity (SAFEs).
The Company is attempting to raise a minimum amount of $5,000,000 in this offering and up to
$5,000,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

Management's Evaluation Management has evaluated subsequent events through June 13, 2023, the date the financial statements were available
to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements

Managements Evaluation

Management has evaluated subsequent events through June 13, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.